[Stoel Rives LLP Letterhead]

NATHAN W. JONES
Direct (801) 578-6943
nwjones@stoel.com

June 26, 2009

SENT VIA EDGAR TRANSMISSION, FACSIMILE AND EXPRESS COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Room 7010

Attn:       Terence O’Brien, Branch Chief

Melissa N. Rocha, CPA

Re:          Huntsman International LLC

File No. 333-85141

Huntsman Corporation

File No. 001-32427

Form 10-K for the Year Ended December 31, 2008

Ladies and Gentlemen:

On behalf of Huntsman Corporation and Huntsman International LLC, we are submitting this correspondence in response to the comments provided in your letter dated June 2, 2009 with respect to the Huntsman Corporation and Huntsman International LLC (collectively, the “company”) Annual Report on Form 10-K referenced above (the “2008 10-K”). For your convenience, we have repeated each of your comments below in the order presented in your letter, followed by the company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 63.

1.             We note your discussion regarding the fourth quarter decreases in average selling prices and sales volumes.  We further note that as a result of this decline in selling prices, you recognized a charge to write down inventory during the fourth quarter 2008 and your margins have continued to decrease over the past three years.  Please expand discussion, in future filings, to clarify the specific impacts and risks of recent economic events to your business.  Enhance your overview discussion of how the market for your products has been affected and the current and expected future impact on your operations, financial position and liquidity.  This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information.  Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current debt instruments, credit ratings and related covenants compliance.  In your response to this letter, please provide a detailed description of proposed future disclosure.

Response:

The company agrees that in future filings it will expand its discussion regarding the impact of economic events and market conditions on its business.  Specifically, the company will expand the Overview disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide additional disclosure with respect to the impact of economic conditions on the company’s operations, financial position and liquidity. Consistent with the foregoing, the company will add an Outlook subsection within its Overview disclosure. In this subsection, the company will provide additional information on material aspects of demand, including with respect to recent customer order activity, known trends and uncertainties concerning customer activity and management’s response to economic conditions.

The company notes that it disclosed its expectation that the difficult economic conditions in which it operated during 2008 would continue in the short-term, and further disclosed management’s response to these conditions (for example, the company’s 2009 cost reduction initiatives) on pages 63 and 64 of the 2008 Form 10-K.

With respect to customers and order activity, the company notes that it disclosed its customer order activity (sales volumes) in a table on page 73 of the 2008 Form 10-K. The company further notes that it sells products to approximately 12,500 different customers and no single customer makes up more than 2% of its revenues. Accordingly, the company believes that disclosure regarding specific customers is not material. Notwithstanding this, however, the company acknowledges that “macro” information regarding customer activity is important and agrees that it will provide enhanced disclosure concerning customer activity.

The company further agrees that it will provide additional disclosure in future filings on material aspects of liquidity, including with respect to known trends and uncertainties relating to economic conditions and the company’s debt, credit ratings and compliance with covenants. In the company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (the “Q1 2009 10-Q”), Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, Transactions Affecting our Senior Credit Facilities, beginning at p. 69, the company provided enhanced disclosure concerning the financial covenant in its senior credit facilities and will continue to focus on such disclosure in future filings.

Liquidity and Capital Resources, page 82

Compliance with Covenants, page 88

2.             We note you have no borrowings outstanding on your Senior Credit Facility at December 31, 2008 but do have outstanding letters of credit under this agreement.  You also disclose that this agreement contains one financial convent, the Secured Leverage Ratio, however, you have not made an affirmative statement of whether or not you have passed your covenant at December 31, 2008.  We note that in April 2009, you obtained a waiver to the credit agreement covenants that will be effective through June 2010.  For any material debt covenants, including that financial covenant included in your A/R securities program, please disclose the required ratios as well as the actual ratios as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios and the actual ratios.  See Section I.D and IV.C of the SEC Interpretive Release No. 33-8350.  Further ensure that your disclosure, in future filings, discusses the impact that failing covenants would have on your operations and liquidity, specifically addressing the alternative sources of liquidity if availability under the credit facility was reduced or limited as we note that you depend on your credit facility to provide liquidity for operations and working capital needs.

Response:

On page 88 of the 2008 10-K, the company stated, “Our management believes that we are in compliance with the covenants contained in the agreements governing our debt instruments, including our Senior Credit Facilities, our A/R Securitization Program and the indentures governing our notes.” The company intended this language to constitute an affirmative statement that it was in compliance with the secured leverage ratio covenant, along with each of its other debt covenants.  As of December 31, 2008, the company’s secured leverage ratio was 3.40 compared to the covenant test ratio of 3.75.  The covenant ratios under the company’s accounts receivable securitization program were 0.77 (compared to the covenant test ratio of 2.50) for the “average aged receivables ratio,” 1.28 (compared to the covenant test ratio of 4.00) for the “average dilution ratio” and 2.29 (compared to the covenant test ratio of 5.00) for the “average delinquency ratio.”

As noted in the comment above, in the Q1 2009 10-Q, the company disclosed that it obtained a waiver from its senior secured credit facility lenders, which amended the secured leverage ratio covenant to 5.00. In the Q1 2009 10-Q, the company indicated that it “remained” in compliance with its debt covenants. To reiterate the 2008 10-K and Q1 2009 10-Q disclosure, the company believes that it has not failed any of its debt covenants, including the secured leverage ratio covenant. The company’s purpose in obtaining the waiver was not to address a failure to comply with the secured leverage covenant but to minimize any risk that it might fail the secured leverage covenant in future periods.

On June 22, 2009, the company reached an agreement with Credit Suisse and Deutsche Bank to settle its claims and end its litigation with the banks in Texas state court. The company filed a Current Report on Form 8-K on June 23, 2009 regarding the settlement. Under the terms of the settlement agreement, the company received $620 million in cash.  This cash provides additional “cushion” towards the secured leverage ratio covenant for future periods.  However, it is important to note that the secured leverage ratio covenant only is applicable if the company has outstanding borrowings (including letters of credit) under the revolving credit facility of the company’s senior credit facilities. As of December 31, 2008, March 31, 2009 and today, the company has no outstanding borrowings under the revolving credit facility and $31 million in letters of credit as of March 31, 2009. The company believes that, if it were ever necessary, by simply collateralizing the letters of credit with available cash, the financial covenant would be eliminated.  The revolving credit  facility expires in 2010.  The company believes it has and will have adequate cash to allow it to avoid borrowing on the revolving credit facility in future periods.

Currently, the company believes that the revolving credit facility is not a material component of its liquidity, and, accordingly, the disclosure of the related financial ratios is not meaningful.  Furthermore, given the “cushion” in the covenant ratios under the company’s accounts receivable securitization program, disclosure of such ratios is also not meaningful. Nevertheless, to the extent such disclosure is meaningful or required in future filings, the company will provide enhanced disclosure concerning applicable debt ratios consistent with SEC Interpretive Release

No. 33-8350. The company agrees that it will provide enhanced disclosure regarding the impact that a failure to comply with applicable debt covenants would be expected to have on its liquidity in future filings.

Short-Term and Long-Term Liquidity, page 89

3.             In connection with your December 14, 2008 Settlement Agreement, you agreed to pay Apollo and certain of its affiliates an amount of cash equal to 20% of the value of cash and non-cash consideration that is in excess of $500 million that you may obtain or receive in settlement in connection with claims you made against the lenders involved in the merger agreement.  You further state that in no circumstance will the aggregate payments exceed $425 million.  Tell us and disclose in future filings how you determine that the amount will not exceed $425 million and how you considered disclosing this contingent liability in MD&A.

Response:

The company disclosed in a Current Report on Form 8-K filed December 15, 2008 and in the 2008 10-K that it entered into a letter agreement (the “Apollo Letter Agreement”) dated December 14, 2008 with Apollo, Hexion and certain of their related parties. The Apollo Letter Agreement was filed as Exhibit 10.2 to the company’s Current Report on Form 8-K filed on December 15, 2008. The Apollo Letter Agreement expressly provides that “in no circumstance shall the aggregate amount of any payments owed by Huntsman to the Apollo Parties under this letter exceed $425 million.” Accordingly, the company disclosed this fact as is noted in your comment above.

Because the Apollo Letter Agreement provides for a potential allocation of recovery amounts in litigation by the company against Credit Suisse and Deutsche Bank and does not otherwise require the company to pay any amounts, the company treated the allocation arrangement as a contingent liability against a contingent asset. The company believes that the disclosure of its obligations under the Apollo Letter Agreement in the 2008 10-K is consistent with terms of the Apollo Letter Agreement.

Please also note that the Apollo Letter Agreement states that “in the event trial commences in the Texas Action Against the Banks, any interest on the part of the Apollo Parties shall terminate immediately, and Huntsman shall not owe any portion of any subsequent recovery to the Apollo Parties under this letter.” The company also disclosed this information in the 2008 10-K. The referenced trial commenced on June 15, 2009. As noted in the response above, on June 22, 2009, the company reached a settlement with the banks, and, pursuant to the express terms of the Apollo Letter Agreement, neither Apollo, Hexion nor any of their related parties is entitled to any portion of the settlement proceeds. The company will provide disclosure regarding the termination of its obligations under the Apollo Letter Agreement in one or more future filings.

Critical Accounting Policies, page 92

3.                                       Considering the material nature of your inventory balance and your most recent $34 million write down to inventory during the fourth quarter 2008, please expand your critical accounting policies to include an inventory policy that discusses the nature of your inventory and your valuation process.  Please disclose the nature of the inventory that was written down in the fourth quarter.  Quantify the amount of inventory that remains for the inventory items that have reserves allocated to them and discuss the facts and circumstances surrounding management’s determination of the amount of write downs recorded each period.  Please provide a robust discussion of your inventory valuation methods and underlying assumptions.  Additionally, tell us what consideration was given to disclosing your inventory account activity in your Schedule II, as required in Rule 12-09 of Regulation S-X.

Response:

In future filings, the company will revise its critical accounting policies in accordance with this comment to include disclosures similar to the following:

Inventory

Inventories are stated at the lower of cost or market, with cost determined using last-in first-out, first-in first-out, and average cost methods for different components of inventory.  Market is determined based on net realizable value for finished goods inventories and replacement cost for raw materials and work-in-process inventories.  In periods of declines in the selling prices of our finished products, inventory carrying values may exceed the net realizable value upon sale, resulting in a lower of cost or market charge. We evaluate the need for a lower of cost or market adjustment to inventories based on the period-end selling prices of our finished products.

As a result of the recent decline in selling prices, we recognized a charge of $34 million in the fourth quarter of 2008 to write our inventories down to the lower of cost or market values.  This lower of cost or market adjustment was recorded primarily on finished goods inventories, as well as some of the raw materials inventories expected to be used in the production of such finished goods inventories. The charge resulted primarily from declines in MDI selling prices in Asia, as well as sharp declines in raw materials prices for benzene prior to period end.  The write-down represented an approximately 6% and 34% decrease to our total MDI and benzene inventories, respectively, and our MDI and benzene inventories represented 15% and 2% of our total consolidated inventories, respectively.

The company considered the need to disclose the inventory write-down noted above in Schedule II, but it believed that the write-down in the carrying amount of the inventories from cost to market created a new “cost basis” for the related inventories, consistent with guidance provide in SEC Topic 5.BB, rather than a reserve account that would be required to be disclosed in accordance with Rule 12-09 of Regulation S-X.

4.                                       Considering the decline in your stock price and the impact of recent economic events, please expand, in future filings, the discussion of your critical accounting policies for goodwill and long lived assets to provide more specific information about management’s insights and assumptions.  For example:

•      Expand your discussion of goodwill to quantify the significant assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors reasonably likely to result in material impairment charges in future periods.  For any reporting units with a carrying value that is not significantly different from the estimated fair value, please disclose the amount of goodwill for the reporting unit and the amount of headroom.  Specifically address the operating performance of your Materials and Effects segment, which appears to be the segment that contains the largest amount of goodwill, and its impact on your goodwill impairment analysis.

•      Revise your asset impairment policy to clarify whether or not an impairment test was actually performed on your long lived assets under SFAS 144 December 31, 2008.  Please disclose the results of those tests to the extent they performed, and if no test was performed explain how you considered that one was not necessary under paragraph 8 of SFAS 144.  Note for future periods, disclosing whether or not a SFAS analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management’s determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.  Given the current economic conditions, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results.  Refer to Release No. 33- 8350

“Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

The company tests its goodwill for impairment at least annually (at the beginning of the third quarter) and when events and circumstances change that would, more likely than not, reduce the fair value of a reporting unit below its carrying amount. The company evaluates its long-lived assets whenever events indicate that the carrying value may not be recoverable in the future or when management’s plans change regarding those assets. The company will continue to evaluate these factors in accordance with its policy and will provide appropriate disclosure with respect to goodwill and long-lived assets.  In future filings, the company will revise its critical accounting policies for goodwill and long-lived assets in accordance with this comment and will include disclosures similar to the following (which have been marked for revisions to facilitate your review):

Goodwill

We ~~review~~test our goodwill for impairment at least annually~~,~~ (at the beginning of the third quarter)~~,~~ and when events and circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill has been assigned to reporting units for purposes of impairment testing. Currently, s~~S~~ubstantially all of our goodwill balance relates to our A~~a~~dvanced M~~m~~aterials ~~business, a~~ reporting unit ~~within our Materials and Effects segment~~.

Fair value is estimated using the market approach, as well as the income approach based on discounted cash flow projections. The estimated fair values of our reporting units are dependent on several significant assumptions including, among others, market information, operating results, earnings projections and anticipated future cash flows.

We previously tested goodwill for impairment at the beginning of the third quarter of 2008 as part of the annual impairment testing procedures and determined that no goodwill impairment existed. Our Advanced Materials reporting unit has continued to produce EBITDA in excess of $140 million since its acquisition in 2005 that created the goodwill balance, with $149 million of EBITDA in 2008, compared to $154 million in 2005. At the time of the acquisition, the implied fair value of the reporting unit over its carrying value was significant, and due to the continued performance of this reporting unit, we continue to believe the excess of fair value of the reporting unit over its carrying value is still significant.

Since our annual impairment testing procedures, our market capitalization has declined below the net book value of our company. We have evaluated the movement in our stock price as it relates to the fair values of our reporting units. Based on this evaluation, we determined that we did not have a triggering event in the fourth quarter that would require an interim goodwill impairment test.

Long-Lived Assets

The determination of useful lives of our property, plant and equipment is considered a critical accounting estimate. Such lives are estimated based upon our historical experience, engineering estimates and industry information and are reviewed when economic events indicate that we may not be able to recover the carrying value of the assets. The estimated lives of our property range from 3 to 33 years and depreciation is recorded on the straight-line method. Inherent in our estimates of useful lives is the assumption that periodic maintenance and an appropriate level of annual capital expenditures will be performed. Without on-going capital improvements and maintenance, the productivity and cost efficiency declines and the useful lives of our assets would be shorter.

Management uses judgment to estimate the useful lives of our long-lived assets. At December 31, 2008, i~~I~~f the estimated useful lives of our property, plant and equipment ~~as of December 31, 2008 were to have~~ had either been ~~estimated to be~~ one year greater or one year less than their recorded lives, then depreciation expense for the year ended December 31, 2008 would have been approximately $24 million less or $28 million greater, respectively.

We are required to evaluate our plant assets whenever events indicate that the carrying value may not be recoverable in the future or when management’s plans change regarding those assets, such as idling or closing a plant. We evaluate impairment by comparing undiscounted cash flows of the related asset groups that are largely independent of the cash flows of other asset groups to their carrying values. Key assumptions in determining the future cash flows include the useful life, technology, competitive pressures, raw material pricing and regulations.  In connection with our asset evaluation policy, we reviewed all of our long-lived assets for indicators that the carrying value may not be recoverable and determined that such indicators existed only for certain of our long-lived assets, representing approximately 18% of our consolidated long-lived assets.  Due to consecutive periods of operating losses, we tested these long-lived assets for recoverability as of December 31, 2008 and determined that no impairment charge was necessary, as the undiscounted cash flow projections exceeded the asset carrying values.

5.                                       As noted above, your stock price declined from $20.86 in June 2008 to $3.44 at December 31, 2008.  Your market capitalization at December 31, 2008 is significantly less than total stockholders’ equity, which is an indicator your goodwill intangible assets and other long-lived assets may be impaired.  You state that you review goodwill for impairment annually, at the beginning of the third quarter.  Tell us whether or not this decline in market cap and stock price has triggered an interim impairment test under SFAS 142 and SFAS 144.  Explain how you determined goodwill, intangible assets and other long-lived assets are recoverable in the current market environment.

Response:

The company evaluated whether the decline in its market capitalization indicated that a triggering event had occurred at the reporting unit level and if an interim impairment analysis should be performed under SFAS 142. The company concluded that no interim impairment analysis was necessary.  While the decline in the company’s market capitalization may be indicative of factors that would represent a potential triggering event at the company level, the company assesses goodwill at the reporting unit level in accordance with SFAS 142.

As noted in the response to comment 4 above, substantially all of the company’s goodwill balance resides in its Advanced Materials reporting unit, which reporting unit represents approximately 11% of the company’s consolidated long-lived assets and approximately 10% of the company’s consolidated EBITDA. When a decline in market capitalization of the company results in a market capitalization that is less than the book value of the company, the company evaluates whether an impairment of goodwill may exist. Key to such analysis is whether or not there is an impairment in the Advanced Materials reporting unit because substantially all of the consolidated goodwill balance pertains to that reporting unit. The company’s July 1, 2008 annual impairment test found that no impairment existed.  At the time of the company’s step acquisition of the remaining approximately 10% ownership interests of the Advanced Materials reporting unit in 2005, the implied excess of fair value over carrying value was estimated to be approximately $1 billion, which is more than double the approximately $431 million carrying value of the Advanced Materials reporting unit’s long-lived assets (including goodwill) as of December 31, 2008. No significant operational or other changes have occurred within this reporting unit since that time. The company’s Advanced Materials reporting unit produced positive EBITDA for 2008 of approximately $149 million, which was similar to the EBITDA recorded in 2005 (the year that the goodwill was initially recorded) of approximately $154 million. Furthermore, the company’s long-term projections for the Advanced Materials reporting unit are consistent with historical performance.  Because the Advanced Materials reporting unit’s historical and projected performance is similar to the period of initial valuation in 2005, the company believes that the decline in the company’s market capitalization is less attributable to the performance of this reporting unit and not indicative of a potential impairment analysis triggering event at the Advanced Materials reporting unit level. Therefore, the company does not believe it is more likely than not that these circumstances indicate that the fair value of the Advanced Materials reporting unit has been reduced below its carrying value and, consequently, that no interim impairment analysis was necessary.

Also as noted in the response to comment 4 above, in connection with the company’s asset evaluation policy, the company reviewed all of its long-lived assets for indicators that the carrying value may not be recoverable. The company determined that such indicators existed only for certain of our long-lived assets, representing approximately 18% of its consolidated long-lived assets.  Due to consecutive periods of operating losses, the company tested these long-lived assets for recoverability as of December 31, 2008 and determined that no impairment charge was necessary, as the undiscounted cash flow projections exceeded the asset carrying values.

The company further notes that its market capitalization has improved since December 31, 2008, such that it is no longer below the stockholders’ equity value.  As of May 31, 2009, the company’s market capitalization was approximately $1.5 billion (May 29, 2009 stock price of $6.23/share x approximately 234 million shares outstanding), compared to stockholders’ equity of approximately $1.3 billion.

The company acknowledges as follows:  that it is responsible for the adequacy and accuracy of disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact the undersigned at (801) 578-6943.

Very truly yours,

STOEL RIVES LLP

/s/ Nathan W. Jones

Nathan W. Jones

cc:	J. Kimo Esplin
Samuel D. Scruggs
L. Russell Healy
Randy W. Wright
Sean H. Pettey